This is an English translation for reference purpose only.

Exhibit 4.15

Counter Guarantee (Maximum Amount Guarantee) Contract

Contract Reference No. 2008 Ge Shang Bao Zi No. 0003

Counter Guarantor: Gao Jifan (“Party A”)

Party A’s Spouse: Wu Chunyan

Address: 302 Unit B Building 17, Yikang Garden, Changzhou City

Party A’s Identity Card No.: 320104196501151579

Telephone No.: 13815065996

Guarantor: Changzhou City Hengtai Investment Guarantee Co., Ltd. (“Party B”)

Address: 303 No. 18 Hengshan Road, Xinbei District, Changzhou City

Legal Representative: Tang Zhengming

Account Manager: Gao Ruilin

Telephone No.: 85068669

Fax No.: 85068669

In connection with a series of bank credit facility business (including loans, L/C opening and other bank credit facility businesses) contracts executed between Changzhou Trina Solar Energy Co., Ltd. (the “Principal Debtor”) and Xinbei Sub-branch of Bank of China Limited (the “Principal Creditor”) effective from January 28, 2008 to January 28, 2009 (the “Principal Contract”) which provide that Party B shall bear a joint and several liability guarantee, Party B and the Principal Creditor have entered into the Maximum Amount Guarantee Contract with a reference number of 2007 Zhong Yin Xin Bao Zi No. 014 (the “Guarantee Contract”). Upon the request of the Principal Creditor, Party A is willing to provide a counter guarantee for the guarantee responsibility borne by Party B under the above Guarantee Contract. Party A and Party B have concluded this Contract in accordance with the relevant laws, regulations and rules through consultation for mutual compliance and performance.

Article 1: Mode of Guarantee

Party A provides a joint and several liability guarantee with all of its personal and community properties.

Party A acknowledges that after Party B has performed its guarantee responsibility in accordance with the Guarantee Contract, Party B shall have the right to directly demand Party A to bear its guarantee responsibility within his scope of guarantee regardless whether Party B has any other counter guarantee (including but not limited to guarantee, mortgage, pledge, letter of guarantee and standby L/C) in respect of the creditor’s right under the Guarantee Contract.

Article 2: Scope of Guarantee

The principal of the creditor’s right under the Principal Contract, in the amount of (in words) two hundred million yuan in (currency) RMB (or equivalent in RMB), and interests (including compound and default interests), fines for breach of contract, liquidated damages, costs and expenses paid with funds advanced by the Principal Creditor and Party B, and costs and expenses incurred by the Principal Creditor and Party B for realization of creditor’s right (including but not limited to costs and expenses for lawsuits, arbitration costs and expenses, property preservation fees, travel expenses, enforcement fees, assessment fees, auction expenses, etc.).

Article 3: Term of Guarantee

The period from the effective date of this Contract to the date which is two years after the date immediately following the date on which Party B is demanded to bear his guarantee responsibility.

Article 4: Change of the Guarantee Contract to be Guaranteed

Party A acknowledges that if Party B and the Principal Creditor agree to change the terms of the Guarantee Contract they are deemed to have obtained the prior consent of Party A and that the counter guarantee responsibility of Party A will not be reduced by such change except for the following change:

(1)	extension of the term of guarantee;

(2)	increase of the guarantee amount.

Article 5: Independence of Contract Validity

The validity of this Contract is independent from the Guarantee Contract, and the invalidity of the Guarantee Contract will not affect the validity of this Contract. If the Guarantee Contract is determined invalid, Party A will also bear a joint and several guarantee responsibility for the debts of Party B arising from return of properties or compensation for losses.

Article 6: Capacity for Guarantee

If, during the term of the guarantee, Party A loses or may lose its capacity for guarantee, Party A shall notify Party B in advance in writing. During the term of the guarantee, Party A shall not provide to any third party any guarantee which exceeds its capacity or transfer its properties to any third party without the written consent of Party B.

Article 7: Financial Supervision Over Guarantor

During the term of the guarantee, Party B has the right to exercise supervision over the conditions of Party A’s funds and properties and Party A shall provide the relevant information about its properties as required by Party B.

Article 8: Early Assumption of Guarantee Responsibility

During the term of the guarantee, if the Principal Creditor declares the debts under the Principal Contract due and payable in accordance with the provisions of the Principal Contract and Party B assumes its guarantee responsibility in accordance with the provisions of the Guarantee Contract, Party B has the right to demand Party A to begin to bear its guarantee responsibility at the same time and Party A agrees to assume guarantee responsibility on Party B’s demand.

Article 9 Other Provisions Agreed by the Parties

1.	Where Party B bears its guarantee responsibility in the currency provided in the Guarantee Contract, if Party A uses any other currency to perform the counter guarantee obligation, it shall obtain the consent of Party B and shall convert the currency at the selling rate of the currency published by the bank on the date of payment.

2.

3.

Article 10: Compulsory Enforcement

If Party A fails to perform its obligations under this Contract, Party B has the right to petition to a competent people’s court for compulsory enforcement. Party A is willing to directly submit to the compulsory enforcement of the people’s court.

Article 11: Default and Handling

If Party A neglects to assume the counter guarantee responsibility, then from the date on which Party B issues a notice, Party A shall pay a fine for breach of contract at 0.5% of the outstanding debt of Party B each day until the date of full discharge of Party B’s debt.

Article 12: Effectiveness of Contract

This Contract shall come into effect after it is signed by Party A and its spouse and signed and affixed with the common seal of Party B by the legal representative or authorized agent of Party B.

Article 13: This Contract has three counterparts with each party holding one counterpart.

Article 14: Representations

1.	Party A clearly knows the scope of business and authorization of Party B.

2.	Party A has read all of the provisions of this Contract. At the request of Party A, Party B has given the corresponding explanations in respect of this Contract and Party A is totally aware and fully understands the meaning of the provisions of this Contract and their legal consequences.

3.	Party A has the right to sign this Contract.

Signature of Party A (natural person): /s/

January 28, 2008

Signature of Party A’s spouse or property co-owner /s/ Chunyan WU

January 28, 2008

Party B (common seal of Changzhou City Hengtai Investment Guarantee Co., Ltd.)

Signature of legal representative or authorized agent: /s/ Zhengming TANG

January 31, 2008